Husqvarna

RECEIVED

2007 JAN -4 A 5:26

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 21, 2006

07020010

U.S Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporating Finance
100 F Street, N.E, Mail Stop 3628
Washington, D.C. 20549
United States of America

SUPPL

Re: Husqvarna AB (publ) 12g3-2(b) Exemption No 082-34966

Dear Sir or Madam,

Husqvarna AB (publ), a company formed under the laws of the Kingdom of Sweden ("Husqvarna"), is hereby furnishing to the United States Securities and Exchange Commission (the "SEC") the attached document pursuant to Rule 12g3-2(b). Husqvarna´s 12g3-2(b). filing number (as provided by the SEC) is 082-34966. The attached document was distributed/made public in both and English and a Swedish version. The English version is attached.

Please call with any questions concerns.

PROCESSED

JAN 05 2007

THOMSON
FINANCIAL

Yours sincerely

Åsa Stenqvist
Senior Vice President
Communications and Investor Relations

dlw 1/4

Address	Visiting Address	Telephone	Fax	Reg. No.	Web site
HUSQVARNA AB (publ) Box 30224 SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46-36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com

Husqvarna

RECEIVED
2007 JAN -4 A 5:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press release

Stockholm, 21 December 2006

Husqvarna has signed agreement to acquire Gardena

Husqvarna has signed an agreement to acquire the German company Gardena AG. The seller is Industri Kapital, a private equity firm.

Gardena is the leader in the consumer market in Europe for irrigation products, and also has a leading position in garden tools, garden ponds and pumps, and electric garden products. In the fiscal year ending September 2006, the company reported sales of EUR 422m (approximately SEK 3,800m) and operating income of EUR 54m (approximately SEK 486m).

About half of sales refer to Germany and neighboring countries, and the remainder mainly to other European markets. Gardena's products are sold in more than 80 countries. Irrigation products account for more than two thirds of sales. Production is based in Germany and the Czech Republic, and the company has approximately 2,900 employees.

The purchase price amounts to EUR 730m (approximately SEK 6.5 billion), which includes a transfer of interest-bearing debt and pension liabilities in the amount of EUR 416m (approximately SEK 3.7 billion). The acquisition is expected to be finalized during the first quarter of 2007, subject to approval by the relevant authorities. Gardena is expected to contribute positively to Husqvarna's net income already in 2007.

Gardena's product range complements Husqvarna's powered garden products for the consumer market, with some overlapping within electric products. Synergies are expected in several areas such as sales, product development, administration, purchasing and manufacturing.

"Gardena has built a very strong brand based on innovative products and best-in-class customer service. The combination of the two companies creates opportunities for growth for both Gardena's and Husqvarna's products. We expect to see a positive trend in demand for irrigation products going forward and we see this product area as a platform for growth", says Bengt Andersson, President and CEO of Husqvarna.

For more information, please contact Bengt Andersson, President and CEO of Husqvarna at +46 36 14 65 00 or Åsa Stenqvist, Senior Vice President, Corporate Communications and Investor Relations, Husqvarna at +46 8 738 64 94.

Telephone conference

A telephone conference with CEO Bengt Andersson will be held at 10.00 am CET. Participants should call +46 8 5052 0114 to connect to the conference.

Husqvarna is the world's largest producer of chainsaws, lawn mowers and other portable petrol-powered garden equipment such as trimmers and blowers. The Group is also a world leader in diamond tools and cutting equipment for the construction and stone industries. Net sales in 2005 were SEK 28.8 billion and the average number of employees was 11,700.